First Liberty Power CORP
7251 West Lake Mead Blvd, Unit 300
Las Vegas, NV  89128

30 March 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance

cc:                      Morgan Youngwood
                           Staff Accountant
                           Division of Corporate Finance

RE:          First Liberty Power Corp. (the “Company”)
Form 10-K and Form 10-K/A-1 for the Fiscal Year Ended July 31, 2010 Filed on Oct 19, 2010 / Dec 16, 2010
File No. 000-52928

Dear Sirs,

This letter is in response to your letter dated March 3, 2011, in which you identified a matter of concern with the Company’s auditors, and as a result, the validity of the auditor’s report on the Company’s July 31, 2010 financial statements.   We believe that we have now addressed this matter in its entirety, by undertaking the requested actions identified in the correspondence.  These actions are further identified below in response to the contents of the correspondence.

Original Correspondence:

We note that your July 31, 2010 financial statements were audited by Etania Audit Group P.C. or its predecessor, Davis Accounting Group, P.C. The audit report was issued from Cedar City, Utah and was dated November 5, 2010. The licenses of Mr. Edwin Reese Davis, Jr. and his firm, Davis Accounting Group, P.C., lapsed on September 30, 2008 and were formally revoked as of November 4, 2010 by the Utah Division of Occupational & Professional Licensing ("DOPL"). You can find a copy of the order at https://secure.utah.gov/llv/search/detail.html?license_id=3599263. Etania Audit Group P.C. also is not licensed to practice by Utah DOPL.

As Davis Accounting Group, P.C. or Etania Audit Group P.C. was not licensed when it issued its audit report on your financial statements, you may not include its audit report in your filings with the Commission. You should have a firm that is duly registered and in good standing under the laws of the place of its residence or principle office, and registered with the PCAOB, re-audit your financial statements as of and for the year(s) ended July 31, 2010. You should amend your Form 10-K immediately to remove the audit report of Etania Audit Group P.C. or Davis Accounting Group, P.C. and to label the columns of the financial statements as "Not Audited." When your financial statements have been reaudited by an auditor that is duly licensed and in good standing, and is registered with the PCAOB, you should amend the Form 10-K to include that auditor's report.

In providing information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms as applicable, please indicate that the Davis Accounting was not duly licensed when it issued an audit opinion on your financial statements included in your latest Form 10-K and, accordingly, those financial statements are not considered to be audited. We believe the issuance of an audit report while the firm was not licensed would likely be information necessary to make the required statements –whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

Response:

On March 11, 2011, we filed a form 8-K identifying the circumstances and resultant issues associated with our (prior) auditors, and announced a change in auditors to a registered independent registered public accounting firm, De Joya Griffith & Company, LLC.

On March 22, 2011, we filed a 10-K/A (Amendment 2), which included the Company’s re-audited financial statements and a current report from the Company’s new auditors,

We remain available should anything further be required in this matter.

Sincerely,

/s/ Don Nicholson
Don Nicholson
President